 Exhibit 99.7

AMENDMENT AGREEMENT

THIS AMENDMENT AGREEMENT (this “Amending Agreement”) is made effective March 24, 2025.

AMONG:

FURY GOLD MINES LIMITED, a company incorporated under the laws of the Province of British Columbia (“Fury”)

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QUÉBEC PRECIOUS METALS CORPORATION, a company incorporated under the laws of Canada (“QPM”)

WHEREAS:

A.	Fury and QPM entered into an Arrangement Agreement on February 26, 2025 (“Original Arrangement Agreement”) pursuant to which Fury is, inter alia, to acquire all of the issued and outstanding QPM Shares pursuant to the Arrangement, of which the parties agreed to amend and restate the Original Arrangement Agreement as of March 6, 2025 (the “Amended and Restated Arrangement Agreement”); and

B.	Fury and QPM wish to enter into this Amending Agreement to amend the Amended and restated Arrangement Agreement in respect to the timing of the recapitalization of QPM.

NOW THEREFORE in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereby covenant and agree as follows:

1)	Section 5.6 of the Amended and Restated Agreement is hereby deleted and deemed replaced with the following section:

5.6	Fury Capital Contribution to QPM

Immediately prior to the time of the hearing for the Final Order, the following will take place:

(i)	Fury will advance to QPM as a contingent contribution to its contributed surplus account, a cash amount equal to the known QPM Closing Liabilities but not less than $750,000 in any event. From and after the Effective Date, Fury shall contribute to QPM in the same manner such further amounts as shall be necessary from time to time to discharge any subsequently discovered QPM Closing Liabilities, if any (the “Fury Capital Contribution”). If for any reason the Effective Date does not occur within 10 days of the date of the hearing for the Final Order then on the date that is determined by Fury that is between five and three days prior to the Outside Date, QPM shall allot and issue to Fury equity Units in the capital, each Unit consisting of one common share and one share purchase warrant exercisable a two-year period at $0.05, for a Unit price of $0.05 in a number as is equal to the aggregate Fury Capital Contribution divided by $0.05 and the contingent contribution to Contributed surplus will be concurrently transferred to to the stated share capital account; and

(ii)	Immediately following the Fury Capital Contribution, QPM will effect the QPM Capital Reduction

2)	Section 3.1(a) and Section 3.1(h) of the Plan of Arrangement are hereby deemed deleted.

3)	Capitalized terms used but not otherwise defined shall have the meaning ascribed thereto in the Amended and Restated Arrangement Agreement.

4)	The Amended and Restated Arrangement Agreement and this Amending Agreement shall together constitute and be read as one and the same written instrument. The Amended and Restated Arrangement Agreement, as amended by this Amending Agreement, is hereby ratified and confirmed. All references to the Amended and Restated Arrangement Agreement shall refer to the Amended and Restated Arrangement Agreement as amended by this Amending Agreement. Except as amended by this Amending Agreement, the Amended and Restated Arrangement Agreement is unchanged and continues in full force and effect.

5)	This Amending Agreement may be executed in any number of counterparts, each of which will be considered the original and all of which, together, will constitute one and the same instrument. This Amending Agreement may also be executed in original or by signature sent and received by facsimile or other electronic transmission and the reproduction of such signature sent and received by way of facsimile or other electronic transmission will be deemed as though such reproduction was an executed original thereof.

IN WITNESS WHEREOF Fury and QPM have caused this Amending Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

FURY GOLD MINES LIMITED

By:	/s/ "Tim Clark"
Name: Tim Clark
Title: Chief Executive Officer

QUÉBEC PRECIOUS METALS CORPORATION

By:	/s/ "Normand Champigny"
Name: Normand Champigny
Title: Chief Executive Officer